UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Zircon Global Technologies

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    August 16, 2022

Physical address of issuer
150 Country Estates Circle Suite 110 Reno NV 89511

Website of issuer
https://www.ethos.io/

Current number of employees
0

Filer EDGAR CIK

0001974874

Filer EDGAR CCC
h8vpva@o

Filer EDGAR Password
u$3yenowqjov

Filer EDGAR PMAC
t8#zsjrm

Submission Contact Person Information

    Name
    Adam Lavine

    Phone Number
    (650) 851-4639

    Email Address
    Adam@ethos.io

    Notification Email Address
    Jeff@ethos.io

Signatories

    Name
    Jeffrey Karan

    Signature

    Title
    Co-Founder

    Email
    Jeff@ethos.io

    Date
    March 15, 2025